# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Full Truck Alliance Co. Ltd., CIK 0001838413
CUSIP: 35969L108
Title of class of securities: Class A Ordinary Shares, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: BUILDING 3, WANBO R&D PARK, 20 FENGXIN ROAD, YUHUATAI DISTRICT, NANJING, China (F4), 210012
Date of event which requires filing of this statement: 07/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001701717

## Reporting persons
- First Beijing Investment Ltd: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 334,702,460; shared voting power 0; sole dispositive power 951,652,520; shared dispositive power 0; aggregate amount beneficially owned 951,652,520 (5.1% of the class)
  Comment: Exempt Reporting Advisor

## Item 1. Issuer
Name of issuer: Full Truck Alliance Co. Ltd.
Address of issuer's principal executive offices: BUILDING 3, WANBO R&D PARK, 20 FENGXIN ROAD, YUHUATAI DISTRICT, NANJING, CHINA, 210012.

## Item 2. Person Filing
Name of person filing: First Beijing Investment Limited
Address of principal business office or, if none, residence: 16th Floor, On Building, 162 Queens Road, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
These 951,652,520 Class A ordinary Shares represent 47,582,626 ADSs (each representing 20 Class A ordinary shares) of the Issuer.

There is no CUSIP number assigned to the ordinary shares, CUSIP number 35969L108 has been assigned to the American Depositary Shares ("ADS") of the Issuer. Each ADS represents 20 Class A ordinary shares, which are quoted on the New York Stock Exchange under the symbol "YMM".
Percent of class: 5.07%. The ownership is calculated based on 18,786,018,412 Class A ordinary Shares of the Issuer outstanding as of December 31, 2024, according to the Form 20-F filed by the Issuer with Securities and Exchange Commission (the "SEC") on April 14, 2025.
Sole power to vote or to direct the vote: These 334,702,460 Class A ordinary shares represent 16,735,123 ADSs (each representing 20 Class A ordinary shares) of the Issuer.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 951,652,520. Same as Item 4.(a)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Beijing Investment Ltd: LI JINGWEI, DIRECTOR (08/06/2025)